Subsequent Event. On October 23, 2003,
the Board of Trustees approved the merger of the Strategic Small Value Portfolio into the U.S. Small Cap Value Portfolio. This merger is subject to the approval of the shareholders of the Strategic Small Value
 Portfolio.